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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)

Peter Kiewit Sons’, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Classes of Securities)

N/A
(CUSIP Number)

Michael F. Norton, Esq. Kiewit Plaza Omaha, Nebraska 68131 Telephone Number: (402) 342-2052
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. N/A		13D/A	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth E. Stinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]
6				CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 446,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 446,503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D/A	Page 3 of 3 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

As of the close of business on January 3, 2007, the Reporting Person was the beneficial owner of 446,503 shares of the Issuer’s common stock. Such shares represent approximately 2.4% of the issued and outstanding shares of the Issuer’s common stock.

(b)

As of the close of business on January 3, 2007, the Reporting Person had the sole power to vote and dispose of all 446,503 of such shares of the Issuer’s common stock.

(c)

As reported on Forms 4 filed by the Reporting Person with the Securities and Exchange Commission on December 29, 2004, January 4, 2005, July 5, 2005, January 4, 2006 and January 3, 2007, during the time periods covered by such Forms, the Reporting Person donated 298,840 shares of the Issuer’s common stock to several charitable organizations and 2,135,149 shares of the Issuer’s common stock were repurchased by the Issuer.

(d)

N/A.

(e)

The Reporting Person ceased being the beneficial owner of more than 5% of the Issuer’s common stock on January 3, 2006.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

As reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2004, the Issuer and the Reporting Person are parties to an October 29, 2004 Executive Separation Plan (the “Plan”), a copy of which was filed by the Issuer as Exhibit 10.1 to its Annual Report on Form 10-K for period ended December 25, 2004 and filed with the Securities and Exchange Commission on February 28, 2005, relating to the Reporting Person’s retirement as Chief Executive Officer of the Issuer. Pursuant to the Issuer’s past practice in connection with the retirement of senior executives of the Issuer, the Plan provides for the orderly sale of the Issuer’s common stock back to the Issuer. All shares of the Issuer’s common stock disposed of by the Reporting Person described in Item 5 above were disposed of pursuant to the terms and conditions of the Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2007

(Date)

/s/ Kenneth E. Stinson

(Signature)

Kenneth E. Stinson

(Name)